As filed with the Securities and Exchange Commission on May 11, 2011.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
(Rule 13e-100)

TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934 AND
RULE 13e-3 THEREUNDER
Rule 13e-3 Transaction Statement
under Section 13(e) of the Securities Exchange Act of 1934
CNA SURETY CORPORATION

Name of Subject Company (issuer)
SURETY ACQUISITION CORPORATION
a wholly-owned subsidiary of
CONTINENTAL CASUALTY COMPANY
a wholly-owned subsidiary of
THE CONTINENTAL CORPORATION
a wholly-owned subsidiary of
CNA FINANCIAL CORPORATION
a majority-owned subsidiary of
LOEWS CORPORATION
CNA SURETY CORPORATION (issuer)

(Names of Filing Persons (other person(s))
Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)
12612L1008

(CUSIP Number of Class of Securities)
Jonathan D. Kantor, Esq.
Executive Vice President, General Counsel and Secretary
CNA Financial Corporation
333 South Wabash Avenue
Chicago, Illinois 60604-4107
(312) 822-5000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
With copies to:

Gary Horowitz, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017-3954 (212) 455-2000	Rosemary Quinn CNA Surety Corporation 333 S. Wabash Avenue, 41st Floor Chicago, Illinois 60604 (312) 822-5000	Mark D. Gerstein Timothy P. FitzSimons Latham & Watkins LLP 233 South Wacker Drive, Suite 5800 Chicago, Illinois 60606 (312) 876-7700
This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☑	A tender offer.
d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

TRANSACTION VALUATION	AMOUNT OF FILING FEE

$466,255, 011	$54,132.21

*	Estimated for purposes of calculating the amount of the filing fee only. The calculation assumes the purchase of all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of CNA Surety Corporation, a Delaware corporation, other than Shares owned by CNA Financial Corporation (“CNA Financial”) and its subsidiaries, at a purchase price of $26.55 per Share, net to the seller in cash. As of May 6, 2011, there were 44,986,541 Shares outstanding, of which 27,425,147 Shares are owned by subsidiaries of CNA Financial. As a result, this calculation assumes the purchase of 17,561,394 Shares.

**	The amount of the filing fee is calculated in accordance with Rule 0—11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction value by 0.00011610.
☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $54,132.21	Filing Party: CNA Financial Corporation
Form or Registration No.: Schedule TO	Date Filed: May 11, 2011
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INTRODUCTION
     This Schedule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (the “Schedule 13E-3” or the “Transaction Statement”) is filed by (1) CNA Financial Corporation, a Delaware corporation (“CNA Financial”), (2) The Continental Corporation, a New York corporation and a direct wholly-owned subsidiary of CNA Financial (“TCC”), (3) Continental Casualty Corporation, an Illinois insurance company and a direct wholly-owned subsidiary of TCC (“CCC”), (4) Surety Acquisition Corporation (“Purchaser” ), a Delaware corporation and a direct wholly-owned subsidiary of CCC, (5) Loews Corporation, a Delaware corporation and the owner of approximately 90% of the outstanding shares of common stock of CNA Financial (“Loews”) and (6) CNA Surety Corporation, a Delaware corporation (“CNA Surety”) (collectively, the “Filing Persons”). This Transaction Statement relates to the tender offer by Purchaser to purchase all the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of CNA Surety, other than Shares owned by CNA Financial and its subsidiaries, at a purchase price of $26.55 per Share, net to the seller in cash, without interest and less any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 11, 2011 (as may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal”) (which, as amended or supplemented from time to time, together constitute the “Offer”).
     This Transaction Statement also relates to the Agreement and Plan of Merger, dated as of April 20, 2011, by and among CNA Financial, Purchaser and CNA Surety (as such agreement may be amended or supplemented from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the making of the Offer by Purchaser and further provides that, upon the terms and subject to the conditions contained in the Merger Agreement, as soon as reasonably practicable, following consummation of the Offer, Merger Sub will merge with and into CNA Surety (the “Merger”), the separate corporate existence of Purchaser shall thereupon cease and CNA Surety shall continue as the surviving corporation in the Merger as an indirect wholly-owned subsidiary of CNA Financial. Upon completion of the Merger, all Shares issued and outstanding immediately prior to the closing of the Merger (other than Shares owned by subsidiaries of CNA Financial and other than stockholders properly exercising their appraisal rights) will be converted into the right to receive the merger consideration, which will be equal to the amount paid in the Offer, net to the seller in cash, without interest and less any applicable withholding of taxes.
     Under the rules governing “going private” transactions, CNA Financial, Purchaser, TCC, CCC and CNA Surety are deemed to be engaged in a “going private” transaction and are therefore required to, among other things, express their reasons for the transactions described in the Offer to Purchase, a copy of which is filed as Exhibit (a)(1)(i) of the Schedule TO dated May 11, 2011 and their views as to the fairness of the transactions to CNA Surety’s unaffiliated stockholders. In addition, notwithstanding that CNA Financial and its subsidiaries operate as separate standalone entities and conduct their operations separate and apart from the operations of Loews and its other subsidiaries, Loews could arguably be deemed to be engaged in a “going private” transaction and would therefore also be required to, among other things, express its reasons for the transactions described in this Offer to Purchase and its view as to the fairness of the transactions to CNA Surety’s unaffiliated stockholders. The Filing Parties make the statements in this Transaction Statement, solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act.
     Concurrent with the filing of this Transaction Statement, CNA Financial, Purchaser, TCC and CCC are filing a Tender Offer Statement on Schedule TO (as may be amended from time to time, the “Schedule TO”) in connection with the Offer and CNA Surety is filing a Schedule 14D-9 Solicitation/Recommendation Statement (as maybe amended from time to time, the “Schedule 14D-9”) in connection with the Offer. A copy of the Schedule 14D-9 is filed as an exhibit to this Transaction Statement.
     The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Offer to Purchase and the Schedule 14D-9 of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Schedule TO and the Schedule 14D-9, including all annexes thereto, is incorporated by reference herein, and the responses to each Item in this Transaction Statement are qualified in their entirety by the information contained in Schedule TO and Schedule 14D-9 and the annexes thereto. All information contained or incorporated by reference in this Transaction Statement concerning any of the Filing Persons has been provided by such Filing Person and none of the Filing Persons takes responsibility for the accuracy of any information not supplied by such Filing Person.

ITEM 1. SUMMARY TERM SHEET.
     The information set forth in the Offer to Purchase under the caption “Summary Term Sheet” is incorporated herein by reference.
ITEM 2. SUBJECT COMPANY INFORMATION.
     (a) Name and address.
     The information set forth in the Offer to Purchase under the caption “The Offer—Section 7. Certain Information Concerning CNA Surety” and the information set forth the Schedule 14D-9 under the caption “Item 1. Subject Company Information” is incorporated herein by reference.
     (b) Securities.
     The information set forth in the Offer to Purchase under the caption “Introduction” and the information set forth in the Schedule 14D-9 under the caption “Item 1. Subject Company Information” is incorporated herein by reference.
     (c) Trading market and price.
     The information set forth in the Offer to Purchase under the caption “The Offer—Section 6. Price Range of the Shares; Dividends” is incorporated herein by reference.
     (d) Dividends.
     The information set forth in the Offer to Purchase under the caption “The Offer—Section 6. Price Range of the Shares; Dividends” is incorporated herein by reference.
     (e) Prior public offerings.
     Not applicable.
     (f) Prior stock purchases.
     Not applicable.
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
     (a) Name and address.
     The information set forth in the Offer to Purchase under the captions “Introduction”; “Summary Term Sheet”; “The Offer—Section 8. Certain Information Concerning the CNA Financial Group”; and “Schedule A—Information Concerning Directors and Executive Officers of the CNA Financial Group” is incorporated herein by reference and the information set forth in the Schedule 14D-9 under the captions “Item 2. Identity and Background of Filing Person” and “Annex I—Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (hereinafter the “Information Statement”)—Directors and Executive Officers of the Company” is incorporated herein by reference.
     (b) Business and background of entities.
     The information set forth in the Offer to Purchase under the captions “The Offer—Section 7. Certain Information Concerning CNA Surety”; “Introduction”; and “The Offer—Section 8. Certain Information Concerning the CNA Financial Group” is incorporated herein by reference and the information set forth in the Schedule 14D-9 under the caption “Item 2. Identity and Background of Filing Person” is incorporated herein by reference.

     (c) Business and background of natural persons.
     The information set forth in the Offer to Purchase under the captions “The Offer—Section 8. Certain Information Concerning the CNA Financial Group” and “Schedule A—Information Concerning Directors and Executive Officers of the CNA Financial Group” is incorporated herein by reference and the information set forth in the Schedule 14D-9 under the caption “Annex I—Information Statement—Directors and Executive Officers of the Company” is incorporated herein by reference.
ITEM 4. TERMS OF THE TRANSACTION.
     (a) Material terms.
     The information set forth in the Offer to Purchase under the captions “Summary Term Sheet”; “Introduction”; “Special Factors—Section 7. Effects of the Offer”; “Special Factors—Section 9. Summary of the Merger Agreement”; “The Offer—Section 1. Terms of the Offer”; “The Offer—Section 2. Acceptance for Payment and Payment for Shares”; “The Offer—Section 3. Procedures for Accepting the Offer and Tendering Shares”; “The Offer—Section 4. Withdrawal Rights”; “The Offer—Section 5. Certain United States Federal Income Tax Consequences”; “The Offer—Section 11. Conditions to the Offer”; and “The Offer—Section 12. Effect of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations” is incorporated herein by reference.
     (c) Different terms.
     None.
     (d) Appraisal rights.
     The information set forth in the Offer to Purchase under the captions “Summary Term Sheet”; “Special Factors—Section 10. Appraisal Rights; Rule 13e-3”; and “Schedule C—Section 262 of the Delaware General Corporation Law” is incorporated herein by reference and the information set forth in the Schedule 14D-9 under the caption “Item 8. Additional Information—Appraisal Rights” is incorporated herein by reference.
     (e) Provisions for unaffiliated security holders.
     The information set forth in the Offer to Purchase under the captions “Special Factors—Section 10. Appraisal Rights; Rule 13e-3” and “The Offer—Section 8. Certain Information Concerning the CNA Financial Group” is incorporated herein by reference.
     (f) Eligibility for listing or trading.
     Not applicable.
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
     (a) Transactions.
     The information set forth in the Offer to Purchase under the captions “Special Factors—Section 1. Background”; “Special Factors—Section 11. Transactions and Arrangements Concerning the Shares”; “Special Factors—Section 12. Certain Relationships Between the CNA Financial Group and CNA Surety”; and “Schedule B—Security Ownership of Certain Beneficial Owners” is incorporated herein by reference and the information set forth in the Schedule 14D-9 under the captions “Item 3. Past Contacts, Transactions, Negotiations and Agreements”; “Item 4. The Solicitation or Recommendation—Background of the Offer”; and “Annex I—Information Statement—Certain Relationships and Related Transactions” is incorporated herein by reference.

     (b)–(c) Significant corporate events; Negotiations or contacts.
     The information set forth in the Offer to Purchase under the captions “Special Factors—Section 1. Background”; “Special Factors—Section 3. The Recommendation of the Special Committee”; and “Special Factors—Section 9. Summary of the Merger Agreement” is incorporated herein by reference and the information set forth in the Schedule 14D-9 under the captions “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and “Item 4. The Solicitation or Recommendation” is incorporated herein by reference.
     (e) Agreements involving the subject company’s securities.
     The information set forth in the Offer to Purchase under the captions “Introduction”; “Special Factors—Section 1. Background”; “Special Factors—Section 3. The Recommendation by the Special Committee”; “Special Factors—Section 4. Position of the CNA Financial Group Regarding Fairness of the Offer and the Merger”; “Special Factors—Section 9. Summary of the Merger Agreement”; “Special Factors—Section 11. Transactions and Arrangements Concerning the Shares”; “Special Factors—Section 12. Certain Relationships Between the CNA Financial Group and CNA Surety”; and “Schedule B—Security Ownership of Certain Beneficial Owners” is incorporated herein by reference and the information set forth in the Schedule 14D-9 under the captions “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and “Item 4. The Solicitation or Recommendation” is incorporated herein by reference.
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
     (b) Use of securities acquired.
     The information set forth in the Offer to Purchase under the captions “Summary Term Sheet”; “Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for CNA Surety After the Offer and the Merger”; “Special Factors—Section 7. Effects of the Offer”; “Special Factors—Section 9. Summary of the Merger Agreement”; and “The Offer—Section 12. Effect of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations” is incorporated herein by reference and the information set forth in the Schedule 14D-9 under the caption “Item 7. Purposes of the Transaction and Plans or Proposals” is incorporated herein by reference.
     (c) (1)–(8) Plans.
     The information set forth in the Offer to Purchase under the captions “Summary Term Sheet”; “Special Factors—Section 1. Background”; “Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for CNA Surety After the Offer and the Merger”; “Special Factors—Section 7. Effect of the Offer”; “Special Factors—Section 9. Summary of the Merger Agreement”; “The Offer—Section 9. Source and Amounts of Funds”; and “The Offer—Section 12. Effect of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations” is incorporated herein by reference and the information set forth in the Schedule 14D-9 under the captions “Item 3. Past Contacts, Transactions, Negotiations and Agreements”; “Item 4. The Solicitation or Recommendation”; and “Item 7. Purposes of the Transaction and Plans or Proposals” is incorporated herein by reference.
ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.
     (a) Purposes.
     The information set forth in the Offer to Purchase under the captions “Special Factors—Section 1. Background”; “Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for CNA Surety After the Offer and the Merger”; and “Special Factors—Section 3. The Recommendation by the Special Committee” is incorporated herein by reference and the information set forth in the Schedule 14D-9 under the caption “Item 7. Purposes of the Transaction and Plans or Proposals” is incorporated herein by reference.

     (b) Alternatives.
     The information set forth in the Offer to Purchase under the captions “Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for CNA Surety After the Offer and the Merger” and “Special Factors—Section 3. The Recommendation by the Special Committee” is incorporated herein by reference and the information set forth in the Schedule 14D-9 under the caption “Item 4. The Solicitation or Recommendation” is incorporated herein by reference.
     (c) Reasons.
     The information set forth in the Offer to Purchase under the captions “Summary Term Sheet”; “Special Factors—Section 1. Background”; “Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for CNA Surety After the Offer and the Merger”; “Special Factors—Section 3. The Recommendation by the Special Committee”; and “The Offer—Section 12. Effect of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations” is incorporated herein by reference and the information set forth in the Schedule 14D-9 under the caption “Item 4. The Solicitation or Recommendation” is incorporated herein by reference.
     (d) Effects.
     The information set forth in the Offer to Purchase under the captions “Summary Term Sheet”; “Special Factors—Section 7. Effects of the Offer”; “Special Factors—Section 10. Appraisal Rights; Rule 13e-3”; “The Offer—Section 5. Certain United States Federal Income Tax Consequences”; “The Offer—Section 12. Effect of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations”; and “Schedule C—Section 262 of the Delaware General Corporation Law” is incorporated herein by reference and the information set forth in the Schedule 14D-9 under the captions “Item 4. The Solicitation or Recommendation” and “Item 8. Additional Information—Appraisal Rights” is incorporated herein by reference.
ITEM 8. FAIRNESS OF THE TRANSACTION.
     (a) Fairness.
     The information set forth in the Offer to Purchase under the captions “Summary Term Sheet”; “Introduction”; “Special Factors—Section 1. Background”; “Special Factors—Section 3. The Recommendation by the Special Committee”; “Special Factors—Section 4. Position of the CNA Financial Group Regarding Fairness of the Offer and the Merger”; “Special Factors—Section 6. Financial Forecasts”; and “The Offer—Section 7. Certain Information Concerning CNA Surety” is incorporated herein by reference and the information set forth in the Schedule 14D-9 under the caption “Item 4. The Solicitation or Recommendation” is incorporated herein by reference.
     (b) Factors considered in determining fairness.
     The information set forth in the Offer to Purchase under the captions “Special Factors—Section 3. The Recommendation by the Special Committee” and “Special Factors—Section 4. Position of the CNA Financial Group Regarding Fairness of the Offer and the Merger” is incorporated herein by reference and the information set forth in the Schedule 14D-9 under the captions “Item 4. The Solicitation or Recommendation” and “Annex II—Opinion of Goldman, Sachs & Co.” is incorporated herein by reference.
     (c) Approval of security holders.
     The information set forth in the Offer to Purchase under the captions “Summary Term Sheet”; “Introduction”; “Special Factors—Section 4. Position of CNA Financial Group Regarding Fairness of the Offer and the Merger”; “Special Factors—Section 9. Summary of the Merger Agreement”; “The Offer—Section 1. Terms of the Offer”; “The Offer—Section 3. Procedures for Accepting the Offer and Tendering Shares”; and “The Offer—Section 11. Conditions to the Offer” is incorporated herein by reference and the information set forth in the Schedule 14D-9 under the captions “Item 2. Identity and Background of Filing Person”; “Item 4. The Solicitation or Recommendation”; and “Item 8. Additional Information—Merger” is incorporated herein by reference.

     (d) Unaffiliated representative.
     The information set forth in the Offer to Purchase under the captions “Summary Term Sheet”; “Introduction”; “Special Factors—Section 3. The Recommendation by the Special Committee”; “Special Factors—Section 4. Position of the CNA Financial Group Regarding Fairness of the Offer and the Merger”; and “The Offer—Section 11. Conditions to the Offer” is incorporated herein by reference and the information set forth in the Schedule 14D-9 under the captions “Item 3. Past Contacts, Transactions, Negotiations and Agreements”; “Item 4. The Solicitation or Recommendation”; “Item 5. Persons/Assets Retained, Employed, Compensated or Used”; and “Annex II—Opinion of Goldman, Sachs & Co.” is incorporated herein by reference.
     (e) Approval of directors.
     The information set forth in the Offer to Purchase under the captions “Special Factors—Section 3. The Recommendation by the Special Committee” and “Special Factors—Section 4. Position of the CNA Financial Group Regarding Fairness of the Offer and the Merger” is incorporated herein by reference and the information set forth in the Schedule 14D-9 under the caption “Item 4. The Solicitation or Recommendation” is incorporated herein by reference.
     (f) Other offers.
     None.
ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.
     (a)–(c) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal; Availability of documents.
     The information set forth in the Offer to Purchase under the caption “Special Factors—Section 5. Presentations of J.P. Morgan” is incorporated herein by reference and the information set forth in the Schedule 14D-9 under the captions “Item 4. The Solicitation or Recommendation”; “Item 5. Persons/Assets Retained, Employed, Compensated or Used”; and “Annex II—Opinion of Goldman, Sachs & Co.” is incorporated herein by reference.
     A copy of the fairness opinion of Goldman, Sachs & Co., delivered to the Special Committee of the Board of Directors of CNA Surety (the “Special Committee”), dated April 20, 2011, is attached as Annex II to the Schedule 14D-9, a copy of each written presentation of Goldman, Sachs & Co. to the Special Committee is filed an exhibit to this Schedule 13E-3 and the written report of Milliman Inc. to the Special Committee is filed as an exhibit to this Schedule 13E-3. The foregoing presentations are available for inspection and copying at CNA Surety’s principal executive offices during normal business hours by any interested holder of Shares or any representative thereof designated in writing.
     A copy of each written presentation of J.P. Morgan Securities LLC to CNA Financial, certain of its affiliates and/or to Goldman, Sachs & Co. is filed as an exhibit to this Schedule 13E-3. All such presentations of J.P. Morgan Securities LLC are available for inspection and copying at CNA Financial’s principal executive offices during normal business hours by any interested holder of Shares or any representative thereof designated in writing.
ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.
     (a)–(b) Source of funds; Conditions.
     The information contained in the Offer to Purchase under the captions “Summary Term Sheet”; “Special Factors—Section 1. Background”; “Special Factors—Section 9. Summary of the Merger Agreement”; “The Offer—Section 9. Source and Amounts of Funds”; “The Offer—Section 11. Conditions to the Offer”; and “The Offer—Section 12. Effect of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin

Regulations” is incorporated herein by reference and the information set forth in the Schedule 14D-9 under the caption “Item 4. The Solicitation or Recommendation” is incorporated herein by reference.
     (c) Expenses.
     The information contained in the Offer to Purchase under the caption “The Offer—Section 14. Fees and Expenses” is incorporated herein by reference and the information set forth in the Schedule 14D-9 under the caption “Item 5. Persons/Assets Retained, Employed, Compensated or Used” is incorporated herein by reference.
     (d) Borrowed funds.
     Not applicable.
ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
     (a) Securities ownership.
     The information set forth in the Offer to Purchase under the captions “Special Factors—Section 11. Transactions and Arrangements Concerning the Shares”; “Special Factors—Section 12. Certain Relationships Between the CNA Financial Group and CNA Surety”; “Schedule A—Information Concerning Directors and Executives of the CNA Financial Group”; and “Schedule B—Security Ownership of Certain Beneficial Owners” is incorporated herein by reference and the information set forth in Schedule 14D-9 under the caption “Annex I—Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.
     (b) Securities transactions.
     The information set forth in the Offer to Purchase under the caption “Special Factors—Section 11. Transactions and Arrangements Concerning the Shares” is incorporated herein by reference and the information set forth in Schedule 14D-9 under the caption “Item 6. Interest in Securities of the Subject Company” is incorporated herein by reference.
ITEM 12. THE SOLICITATION OR RECOMMENDATION.
     (d) Intent to tender or vote in a going private transaction.
     The information contained in the Offer to Purchase under the caption “Special Factors—Section 11. Transactions and Arrangements Concerning the Shares” is incorporated herein by reference and the information set forth in Schedule 14D-9 under the caption “Item 4. The Solicitation or Recommendation” is incorporated herein by reference.
     (e) Recommendation of others.
     The information set forth in the Offer to Purchase under the caption “Special Factors—Section 11. Transactions and Arrangements Concerning the Shares” is incorporated herein by reference and the information set forth in Schedule 14D-9 under the caption “Item 4. The Solicitation or Recommendation” is incorporated herein by reference.
ITEM 13. FINANCIAL STATEMENTS.
     (a) Financial information.
     The information set forth in the Offer to Purchase under the caption “The Offer—Section 7. Certain Information Concerning CNA Surety” is incorporated herein by reference. The audited financial statements of CNA Surety as of and for the fiscal years ended December 31, 2009 and December 31, 2010 are incorporated herein by reference to the Consolidated Financial Statements of CNA Surety included as Item 8 to CNA Surety’s Annual

Report on Form 10-K for the fiscal year ended December 31, 2010 filed with the SEC on February 18, 2011. The unaudited consolidated financial statements of Surety for the three month periods ended March 31, 2010 and March 31, 2011 are incorporated herein by reference to Item 1 of Part I of CNA Surety’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 filed with the SEC on April 29, 2011. These documents are accessible to view or copy at the SEC’s Public Reference room on 100 F Street, NE, Washington, DC 20549, by calling 1-800-SEC-0330 or on the SEC’s website at www.sec.gov.
(b) Pro forma information.
     Not material.
ITEM 14. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.
     (a) Solicitations or recommendations.
     The information set forth in the Offer to Purchase under the captions “Introduction” and “The Offer—Section 14. Fees and Expenses” is incorporated herein by reference and the information set forth in Schedule 14D-9 under the caption “Item 5. Persons/Assets Retained, Employed, Compensation or Used” is incorporated herein by reference.
     (b) Employees and corporate assets.
None.
ITEM 15. ADDITIONAL INFORMATION.
     (b) Agreements.
     The information set forth in the Schedule 14D-9 under the caption “Item 8. Additional Information—Golden Parachute Compensation” is incorporated herein by reference.
     (c) Other Material Information.
     The information set forth in the Offer to Purchase under the caption “The Offer—Section 13. Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference and the information set forth in Schedule 14D-9 under the caption “Item 8. Additional Information” is incorporated herein by reference.
     The information contained in the Exhibits referred to in Item 16 below is incorporated herein by reference.
ITEM 16. EXHIBITS.

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated May 11, 2011 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed on May 11, 2011).

(a)(1)(ii)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO filed on May 11, 2011).

(a)(1)(iii)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO filed on May 11, 2011).

Exhibit No.	Description

(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO filed on May 11, 2011).

(a)(1)(v)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO filed on May 11, 2011).

(a)(1)(vi)	Summary Advertisement published in The New York Times on May 11, 2011 (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO filed on May 11, 2011).

(a)(1)(vii)	Letter from the Special Committee to CNA Surety’s stockholders, dated May 11, 2011 (incorporated by reference to Exhibit (a)(1)(vii) to the Schedule 14D-9 on May 11, 2011).

(a)(1)(viii)	Solicitation/Recommendation Statement on Schedule 14D-9, dated May 11, 2011 (incorporated by reference to the Schedule 14D-9 filed on May 11, 2011).

(a)(5)(i)	Joint Press Release, issued by CNA Financial and CNA Surety, dated May 11, 2011 (incorporated by reference to Exhibit (a)(5)(i) to the Schedule TO filed on May 11, 2011).

(a)(5)(ii)	Joint Press Release, issued by CNA Financial and CNA Surety, dated April 21, 2011 (incorporated by reference to Exhibit 99.1 to CNA Surety’s Current Report on Form 8-K filed by CNA Surety on April 21, 2011).

(a)(5)(iii)	Information Statement Pursuant to Section 14(f) of the Exchange Act on Rule 14f-1 thereunder (incorporated by reference to Annex I to the Schedule 14D-9 filed on May 11, 2011).

(b)	None.

(c)(1)	Presentation of J.P. Morgan to the CNA Financial board of directors, dated October 27, 2010.

(c)(2)	Presentation of J.P. Morgan to the CNA Financial board of directors, dated October 28, 2010.

(c)(3)	Presentation of J.P. Morgan to management of CNA Financial, dated March 10, 2011.

(c)(4)	Presentation of J.P. Morgan to management of Loews and CNA Financial, dated March 17, 2011.

(c)(5)	Presentation of J.P. Morgan to Goldman, Sachs & Co., dated March 18, 2011.

(c)(6)	Presentation of J.P. Morgan to the CNA Financial board of directors, dated April 20, 2011.

(c)(7)	Presentation by Goldman, Sachs & Co. to the Special Committee, dated December 20, 2010.

(c)(8)	Presentation by Goldman, Sachs & Co. to the Special Committee, dated January 24, 2011.

(c)(9)	Follow-Up Discussion Materials presented by Goldman, Sachs & Co. to the Special Committee, dated March 21, 2011.

(c)(10)	Presentation by Goldman, Sachs & Co. to the Special Committee, dated April 20, 2011.

(c)(11)	Opinion of Goldman, Sachs & Co. to the Special Committee, dated April 20, 2011 (incorporated by reference to Annex II to the Schedule 14D-9 on May 11, 2011).

(c)(12)	Estimate of Unpaid Loss and Loss Adjustment Expenses as of December 31, 2010, prepared by Milliman, Inc., dated January 21, 2011.

(d)(1)	Agreement and Plan of Merger, dated as of April 20, 2011, by and among CNA Financial, CNA Surety and Purchaser (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by CNA Surety on April 21, 2011).

(f)	Section 262 of the Delaware General Corporation Law (incorporated by reference to Schedule C of the Schedule TO filed on May 11, 2011).

(g)	None.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.
Dated: May 11, 2011

CNA FINANCIAL CORPORATION
By:	/s/ Jonathan D. Kantor
	Name:	Jonathan D. Kantor
	Title:	Executive Vice President, General Counsel and Secretary

SURETY ACQUISITION CORPORATION
By:	/s/ Jonathan D. Kantor
	Name:	Jonathan D. Kantor
	Title:	Executive Vice President, General Counsel and Secretary

CONTINENTAL CASUALTY COMPANY
By:	/s/ Jonathan D. Kantor
	Name:	Jonathan D. Kantor
	Title:	Executive Vice President, General Counsel and Secretary

THE CONTINENTAL CORPORATION
By:	/s/ Jonathan D. Kantor
	Name:	Jonathan D. Kantor
	Title:	Executive Vice President, General Counsel and Secretary

LOEWS CORPORATION
By:	/s/ Gary W. Garson
	Name:	Gary W. Garson
	Title:	Senior Vice President, General Counsel and Secretary

CNA SURETY CORPORATION
By:	/s/ John F. Welch
	Name:	John F. Welch
	Title:	President and Chief Executive Officer